Filed by Queens County Bancorp, Inc.
Pursuant to Rule 425 Under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company:  Queens County Bancorp, Inc.
Commission File No. 0-22278

November 20, 2000	Ilene A. Angarola Vice President Investor Relations 718-359-6401, ext. 275

SHAREHOLDERS APPROVE MERGER OF QUEENS COUNTY BANCORP AND HAVEN BANCORP

Queens County Bancorp to Start Trading as New York Community Bancorp, Inc.
(“NYCB”) on November 21st

Queens, N.Y., November 20, 2000 - The merger of Haven Bancorp, Inc. (Nasdaq: HAVN) with and into Queens County Bancorp, Inc. (Nasdaq: QCSB) was approved earlier today by shareholders of both companies. Pending receipt of the requisite regulatory approval, the merger is expected to be completed on November 30, 2000.

In addition, shareholders of Queens County Bancorp, Inc. voted to approve a change in the Company's name to “New York Community Bancorp, Inc.” The Company will start trading under the symbol “NYCB” when trading begins tomorrow morning, November 21st.

Queens County Bancorp, Inc. is the holding company for Queens County Savings Bank, the first savings bank chartered by the State of New York in the New York City Borough of Queens. The Company gathers deposits through a network of eleven traditional branch offices and three customer service centers in Queens and Nassau counties, and invests these funds in the origination of multi-family mortgage loans throughout metropolitan New York.

Haven Bancorp, Inc. is the holding company for CFS Bank, a community-oriented institution offering deposit products, residential and commercial real estate loans, and a full range of financial services including discount brokerage, mutual funds, annuities, and insurance products through eight traditional branch offices and 62 supermarket branches located in New York City, Nassau, Suffolk, Rockland, and Westchester counties, New Jersey, and Connecticut.

Additional information about Queens County Bancorp, Inc. may be found at www.qcsb.com or, effective November 21, 2000, at www.myNYCB.com. Information about Haven Bancorp, Inc. may be found at www.cfsb.com.